UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 0-24699

Bright Horizons Retirement Plan
(Full title of plan)

Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472
(Name of issuer of securities held pursuant to the plan
and the address of its principal executive office)

BRIGHT HORIZONS RETIREMENT PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2005

BRIGHT HORIZONS RETIREMENT PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2005

BRIGHT HORIZONS RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments, at fair value:
Investments in mutual funds	$1,062,614	$78,164
Investments in investment contract	140,380	15,578
Bright Horizons Company Stock Fund	95,446	7,036
Participant loans	45,003	—

TOTAL INVESTMENTS	1,343,443	100,778

NET ASSETS AVAILABLE FOR BENEFITS	$1,343,443	$100,778

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ASSETS
Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$6,112
Net appreciation in fair value of investments	77,223

83,335

Contributions:
Participant deferrals	241,172
Employer	144,201
Participant rollovers	586,324

971,697

Total additions	1,055,032

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	13,424
Administrative expenses	2,122

Total deductions	15,546

NET INCREASE	1,039,486

ASSETS TRANSFERRED DUE TO PLAN MERGER	203,179

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	100,778

End of period	$1,343,443

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Bright Horizons Retirement Plan (the “Plan”) of Bright Horizons Family Solutions, Inc. (the “Company”) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.
1.	General — The Plan is a defined contribution plan that is available to all eligible class employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The rules of Form 11-K require financial statements to be examined “to the extent required by ERISA.” ERISA does not require plans that have less than 100 participants as of the beginning of the plan year to have the financial statements examined. Whereas the plan has less than 100 participants as of January 1, 2005, the financial information has not been examined by an independent registered public accountant.

2.	Eligibility — All employees are eligible to participate in the Plan on January 1, April 1, July 1 or October 1 after having completed one year and 1,000 hours of continuous service, they are at least 20 1/2 years of age, they are in an “eligible class” of employees and they are employed at either the Flint, MI, Livonia, MI or Family Center locations.

3.	Contributions — Participants are permitted to contribute up to 20% of pretax compensation up to a maximum of $14,000 for the year ended December 31, 2005. Catch-up contributions are permitted for participants reaching age 50 during the Plan year.

Regular matching contributions can be made at the discretion of the Company up to the following amounts for each location under the Plan:
Flint, MI location — The Company will match tax-deferred contributions up to 5% of a Participant’s compensation for each payroll period.

Livonia, MI location — The Company will match tax-deferred contributions up to 6% of a Participant’s compensation for each payroll period.

Family Center location — The Company will match tax-deferred contributions up to 4.5% of a Participant’s compensation for each payroll period not to exceed $55,000 for the Plan year.
Each year the Company may also make a discretionary profit sharing contribution to the Plan based on a percentage of each participant’s compensation which will be determined by management. For the Plan period ended December 31, 2005 the Company did not make a profit sharing contribution.

4.	Vesting — Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are vested based on location. Participants at the Family Center location are vested 20% after the second year of employment, 50% after three years and 25% for each year thereafter, such that the participant is 100% vested after five years of continued employment. Participants at the Flint, MI and Livonia location are vested 20% after the first year of employment and 20% for each year thereafter, such that the participant is 100% vested after five years of continued employment.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
5.	Participant Accounts — Each participant’s account is credited with the participant’s contributions and earnings (losses); thereon, and an allocation of the Company’s contributions and Plan earnings. Allocations of earnings (losses) are based on account balances, as defined. Employer profit sharing contributions are allocated based on employee compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Each participant directs the investment of his or her account balance in the various investment funds of the Plan.

6.	Forfeitures — The distribution and allocation of Company profit sharing and matching contributions forfeited are first made available to reinstate previously forfeited Company profit sharing or matching contributions account balances of rehired, former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the Plan year in which such forfeitures occur. At December 31, 2005 and 2004, there were no nonvested forfeited amounts remaining in the Plan. During 2005, employer contributions were reduced by $56,995 from forfeited nonvested accounts.

7.	Payment of Benefits — On termination of service due to death, disability or retirement, each participant is entitled to 100% of his or her account balance. Upon termination of employment for reasons other than death, disability or retirement, each participant is entitled to distributions based upon the vested portion of his or her account valuation determined as of the last day of the Plan year. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined. Payment of benefits is made either in one lump sum or installments.

8.	Participant Loans — Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of the vested account balance or $50,000. Interest rates on outstanding loans range from 6.25% to 8.00%. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period not to exceed 30 years. Participants repay principal and interest through payroll deductions. If participants are terminating or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

9.	Investment Options — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, the Bright Horizons Company Stock Fund and a group annuity contract as investment options for participants.

10.	Significant Plan Amendments — Effective January 1, 2005, the Plan was amended to allow participants to contribute up to 20% of pretax compensation to the Plan. Effective May 1, 2005, the Plan was amended to include the Livonia, MI location. Effective June 1, 2005, the Plan was amended to change the age requirement to 20 1/2 years and to eliminate annuities as a payment option.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition — The Plan’s investments, except the investments in the guaranteed investment contracts, are valued at fair value based upon the quoted market prices of the underlying securities within each fund at December 31, 2005 and 2004. The investments in the guaranteed investment contracts are presented at contract value, which approximates fair value, as Plan management has determined that the investment contracts are fully benefit responsive. Contract value represents the accumulated contributions plus accrued net earnings, less distributions. The crediting interest rate and the average return of the investment contracts held by the guaranteed investment contracts at December 31, 2005 and 2004 was 3.3% and 4.0% respectively. The interest rates on the guaranteed investment contracts are reset on a semi-annual basis. Participant loans are valued at cost which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits — Benefits are recorded when paid.
Administrative Expenses — Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as deductions. Other expenses (such as legal, audit and consulting fees) incurred in the administration of the Plan are paid for by the Company.
Plan Termination — Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 3 — INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2005 and 2004:

	December 31, 2005
	Shares	Fair Value
MassMutual Small Company Opportunities Fund	301	$83,421
MassMutual Select Large Cap Value Fund	939	162,429
MassMutual Group Annuity Contract — Fixed Fund	—	140,380
MassMutual Indexed Equity Fund	252	82,732
MassMutual Quest Balanced Value Fund	824	111,935
T. Rowe Price New Horizons Fund	341	115,810
Bright Horizons Company Stock Fund	3,922	95,446
MassMutual Premier Enhanced Index Growth Fund	2,206	192,947
MassMutual Premier Enhanced Index Value Fund	930	128,329
MassMutual Select Overseas Fund	957	122,579

	December 31, 2004
	Shares	Fair Value
American Century Ultra Fund	43	$10,417
MassMutual Select Large Cap Value Fund	64	10,085
Fidelity Equity Income II Fund	64	17,104
MassMutual Group Annuity Contract — Fixed Fund	—	15,578
MassMutual Premier International Equity Fund	25	8,064
MassMutual Growth Fund	34	6,885
MassMutual Quest Balanced Value Fund	89	11,718
Bright Horizons Company Stock Fund	330	7,036
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $77,223 as follows:

Mutual funds	$67,856
Common stock fund	9,367

$77,223

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 4 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated January 11, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore no provisions for income taxes have been included in the Plan’s financial statements.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
The Plan engages in investment transactions with funds managed by the Trustee, Massachusetts Mutual Life Insurance Company, a party-in-interest with respect to the Plan. Fees paid to Massachusetts Mutual Life Insurance Company totaled $2,122 in 2005. The Plan also has investments in Bright Horizons Family Solutions, Inc. common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “IRC”), as amended.
NOTE 6 — TRANSFER OF ASSETS
After the close of business on December 2, 2003, the Company acquired all of the capital stock of ACCES Management Inc. The Plan was amended effective May 1, 2005 to allow the ACCES Management Inc. 401(k) Profit Sharing Plan (the “merged plan”) to be merged into and made a part of the plan. On May 18, 2005, net assets of $156,504 and participant loans receivable of $46,675 were transferred from the merged plan into the Plan. Each employee who was eligible to participate in the merged plan immediately prior to May 1, 2005 was eligible to participate in the Plan on and after May 1, 2005.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustee, Investors Bank & Trust Company, of the Bright Horizons Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHT HORIZONS RETIREMENT PLAN
By:	Investors Bank & Trust Company, Trustee

June 28, 2006

By:	/s/ Sally Stubbs
Title:	Director and Fiduciary Officer